United States securities and exchange commission logo





                              May 5, 2023

       Omeed Malik
       Chief Executive Officer
       Colombier Acquisition Corp.
       214 Brazilian Avenue, Suite 200-J
       Palm Beach, FL 33480

                                                        Re: Colombier
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed April 7, 2023
                                                            File No. 333-271177

       Dear Omeed Malik:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed April 7, 2023

       Cover Page

   1. We note your disclosure that following the Business Combination, Michael Seifert will carry a majority of the
voting power of the Combined Company   s Class A Common Stock
                                                        and Class C Common
Stock and that the Combined Company will be a "controlled
                                                        company." Please revise
the cover page to disclose the percentage of voting power to be held by Mr. Seifert
following the offering and Business Combination and, if true, that Mr.
                                                        Seifert will have the
ability to determine all matters requiring approval by stockholders.
   2. We note your disclosure that the Combined Company will adopt a dual-class stock structure with
disparate voting rights. Please revise the cover page to quantify the voting power that the new
Class C Common Stock will have after the offering and Business
                                                        Combination due to the
disparate voting rights attached to the different classes of capital
 Omeed Malik
Colombier Acquisition Corp.
May 5, 2023
Page 2
         stock and identify the major holder of such shares. Additionally, please add a Q&A regarding the Combined Company's new duel-class structure including the ownership and voting control of the Combined Company after the Business Combination and its effect on the voting power of your public stockholders (before and after the adoption of the new dual-class stock structure).
3. We note that in this section you state that "[a]s of April 3, 2023, based on funds in the
         Trust Account...the pro rata portion of the funds available...for redemption of public shares of Colombier Class A Common Stock was approximately $10.10 per share." Please reconcile and revise this dollar amount with your statements elsewhere in this proxy statement/prospectus that the pro rata amount is approximately $10.11 per share.
4. We note that your disclosure reflects that the Sponsor and Colombier's officers and directors have agreed to waive their redemption rights with regard to any shares of
         Colombier Class A Common Stock they may hold in connection with the consummation of the Business Combination. Please revise the disclosure throughout your proxy statement/prospectus where appropriate to describe any consideration provided in exchange for this agreement.
Frequently Used Terms, page 2

5. We note your description of "CF&CO" meaning "Cantor Fitzgerald & Co." Please revise this term to provide a description of the role of and/or services provided by CF&CO in connection with the Business Combination or otherwise. Similarly, revise other terms as appropriate throughout this section to provide the same context. We note that you later describe CF&CO as your "capital markets advisor," for example. Questions and Answers about the Colombier Special Meeting, page 11

6. Please revise to add a Q&A discussing the Earnout to include the number of shares, timeframe and metrics or milestones required to earn the associated shares. Please include enough information so public stockholders can clearly understand the terms and conditions of the Earnout.
Q: What interests do Colombier's Sponsor and current officers, directors and financial advisors...?, page 14

7. Please revise the second bullet of the answer to quantify all reimbursable expenses.
         Additionally, please revise the last two bullets of the answer to quantify all fees and reimbursable expenses to be paid to the IPO Underwriter, B. Riley and CF&CO.
8. We note from your disclosure on page 243 that it appears you have waived the corporate
FirstName LastNameOmeed Malik
       opportunities doctrine in connection with the Business Combination. Please revise this
Comapany    NameColombier
       section                Acquisition
               to include a discussion    Corp. the waiver of this doctrine as
well as disclose
                                       regarding
May 5,whether   you2believe this waiver materially impacted your search for an acquisition target.
        2023 Page
FirstName LastName
 Omeed Malik
FirstName
Colombier LastNameOmeed
           Acquisition Corp.Malik
Comapany
May  5, 2023NameColombier Acquisition Corp.
May 5,
Page 3 2023 Page 3
FirstName LastName
Q: Did the Colombier Board obtain fairness opinion (or any similar report or appraisal)...?, page
15

9. Please revise this Q&A to provide a cross-reference to the related risk factor regarding the decision not to obtain a fairness opinion or other report or appraisal in connection with your determination to approve the Business Combination. We note your risk factor disclosure under the heading "Neither the Colombier Board nor any committee thereof obtained a fairness opinion..." on page 53.
Q: What equity stake will current Colombier stockholders and PSQ Stockholders hold...? , page
17

10. We note the tables providing five scenarios regarding varying ownership levels assuming redemption levels by different stockholders. Please revise your tables, and elsewhere throughout your proxy statement/prospectus, to clarify who represents
         "Initial Stockholders." For example, please make clear if you are referring to holdings by the Sponsor or other insiders such as the officers and directors of the company.
         Additionally, please revise the tables to include all potential sources of dilution affecting public stockholders related to this Business Combination. In this regard, please revise the tables to include the Earnout Shares and any shares being reserved for the new Incentive
         Plan and ESPP. Lastly, we note certain references to a potential PIPE financing. To the extent the Business Combination includes a PIPE financing or some other similar financing, the tables should be revised to account of any additional dilution to public stockholders.
Q: What happens to the funds held in the Trust Account upon consummation of the Business
Combination?, page 25

11. To the extent possible, please revise to specifically quantify the items detailed in the four listed bullets. Consider adding a chart or some other presentation so public stockholders can clearly understand how the funds held in the Trust Account are being used in connection with this Business Combination.
PSQ Holdings, Inc., page 29

12. Please revise here or in another section of the summary to briefly discuss PSQ's business and operations to date in greater detail. In this regard, we note that PSQ was formed in early 2021 and has a limited operating history with limited assets, revenues and a history of net losses. We also note that the PSQ's auditors have included a going concern qualification in PSQ's audit report. Please include enough information so that public stockholders can get a better understanding of the acquisition target in the summary section.
 Omeed Malik
FirstName
Colombier LastNameOmeed
           Acquisition Corp.Malik
Comapany
May  5, 2023NameColombier Acquisition Corp.
May 5,
Page 4 2023 Page 4
FirstName LastName
Organizational Structure, page 31

13.      Please refer to the Combined Company   s organizational structure
chart. Please revise the
         chart to include the voting power percentages as discussed in the chart introduction.
Because Colombier's initial stockholders, executive officers and directors will lose their entire investment...?, page 54

14. Please revise this risk factor and elsewhere throughout your proxy statement/prospectus as appropriate to quantify the aggregate dollar amount and describe the nature of what the
         Sponsor and its affiliates have at risk that depends on the completion of the business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the Sponsor and its affiliates are awaiting
         reimbursement. Provide similar disclosure for the company   s officers
and directors, if
         material. We note your Q&A disclosure on page 14 and the risk factor immediately subsequent stating that the aggregate amount at risk to Colombier's Sponsor is $5,725,000.
The Proposed Charter provides for a dual-class multiple voting Common Stock structure..., page
63

15. Please revise the risk factor discussion here to make clear what class of stock would constitute the dual-class stock structure in addition to Class A Common Stock. For example, disclose whether you are referring the Class C Common Stock that will be held by PSQ's founder resulting in the Combined Company being a controlled company.
Risks Related to Ownership of Combined Company Common Stock
Colombier stockholders will experience immediate dilution as a consequence of the issuance of
Common Stock..., page 65

16. Please revise the risk factor discussion here to discuss the various redemption scenarios presented elsewhere in your disclosure in addition to the "no redemptions" scenario currently disclosed. Additionally, please expand your disclosure to briefly discuss how having a minority share position may reduce the influence that Colombier's current stockholders have on the management of the Combined Company. Additionally, please expand the risk factor to discuss all sources of dilution associated with the Business
         Combination such as the Earnout and new Incentive Plan and ESPP. PSQ's five core values may not always align with the interests of its business or its stockholders., page 77

17. Please revise the risk factor here to briefly expand your discussion to disclose the current and future voting control that will be held by PSQ's founder, Michael Seifert.
 Omeed Malik
FirstName
Colombier LastNameOmeed
           Acquisition Corp.Malik
Comapany
May  5, 2023NameColombier Acquisition Corp.
May 5,
Page 5 2023 Page 5
FirstName LastName
Risks Related to PSQ
Certain content or communications by consumers or business members..., page 77

18. Please revise this risk factor as appropriate to briefly describe whether certain content or communications by consumer or business members participating on PSQ's platform could expose the company to risk of litigation or other formal legal action or liability beyond the risk of negative publicity and customer attraction and retention.
The Business Combination Proposal (Proposal 2)
Background of the Business Combination
Description of Negotiations between Colombier and PSQ, page 140

19. We note that after the initial LOI was sent by Colombier to Mr. Seifert, Colombier and
         PSQ and their respective advisors "continued to discuss" until the LOI was executed by both parties. Please revise your disclosure to briefly summarize what was discussed during this period before reaching an executed LOI. Amend your disclosure to describe the material terms of these discussions, including the positions of the parties and how the material terms that were negotiated by the parties evolved throughout this period, especially with regard to the enterprise value of PSQ, consideration to be received, adoption of a dual-class stock structure, etc. Please include enough detail so that the public stockholder can fully understand how the final terms of the LOI were determined.
20. Disclose who proposed the total enterprise value of PSQ of $200 million, as contained in the LOI executed on December 21, 2022, and how it was determined.
21. Please revise this section to account for the role of CF&CO in the background of the business combination, including any presentations, attendance at any meetings, and its role in any other activities related to identifying, engaging in negotiations and eventually executing the merger agreement between Colombier and PSQ. We note that your disclosure on page 15 describes CF&CO as engaged to serve as a capital markets advisor to Colombier. However, CF&CO is mentioned only briefly in the final paragraph of this section.
Colombier Board's Reason for the Approval of the Business Combination, page 143

22. Please revise your disclosure to highlight the risk that the Sponsor will benefit from the completion of the Business Combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to stockholders rather than liquidate.
23. Please clarify if the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC stockholders experience a negative rate of return in the post-business combination company.
 Omeed Malik
FirstName
Colombier LastNameOmeed
           Acquisition Corp.Malik
Comapany
May  5, 2023NameColombier Acquisition Corp.
May 5,
Page 6 2023 Page 6
FirstName LastName
Colombier Financial Analysis, page 146

24. We note that Colombier management prepared certain analyses and valuations related to
         PSQ based upon what appears to be fairly aggressive market capture rates (i.e., 1%) and company comparisons. We also note that the Colombier Board listed "valuation" has a potential negative risk related to the Business Combination. Given PSQ's limited operations to date and early stage of development, please revise to include a risk factor discussing Colombier management's valuation analyses and assumptions (i.e., market capture rates and selected Guideline Companies) and the associated risk to public stockholders.
Guideline Company Analysis, page 149

25. We note your disclosure regarding the selection of Internet Services Companies and
         Guidelines Companies used in reaching the valuation of $200 million for PSQ, including the disclosed differences between PSQ and these companies. However, please revise your disclosure to briefly discuss why you did not select any earlier-stage companies or companies that are otherwise at more similar revenue or other financial metric levels to that of PSQ in determining a valuation. In this regard, we note your disclosure that states that PSQ is at an earlier stage development than the Guideline Companies, which are generally better capitalized and have better-established user bases than PSQ.
Information about PSQ
Our Opportunity, page 206

26. Please revise to balance your disclosure with your reported revenues and net losses for
         2021 and 2022.
Our Platform, page 207

27. We note that here and throughout your proxy statement/prospectus that you state that for a business to be included on the PSQ platform they must "confirm that they respect our five core values." Please expand your disclosure to discuss this aspect of your business model in greater detail (e.g., what is entailed in confirming respect for the five core values, how you monitor or otherwise determine adherence to these values, as well as any penalties for non-compliance and how this may impact the business consumers seeking to engage with your platform). Additionally, please clarify if both business members seeking to use your platform as well as consumer members are subject to this confirmation. Our Growth Strategy, page 211

28. We note that under the bulleted disclosure titled "Increase Monetization on our Platform"
         that you state that you are still "in the early stages of monetization on our platform."
         Please balance this disclosure with a brief description of your revenues and/or profitability to date.
 Omeed Malik
FirstName
Colombier LastNameOmeed
           Acquisition Corp.Malik
Comapany
May  5, 2023NameColombier Acquisition Corp.
May 5,
Page 7 2023 Page 7
FirstName LastName
Product Development, page 213

29. We note your statement that your platform powers "hundreds of thousands of members, and tens of thousands of business members..." For context, please revise your disclosure to quantify these respective figures to date.
Management's Discussion and Analysis of Financial Condition and Results of Operations of PSQ
Liquidity and Capital Resources, page 223

30. Please revise this section and elsewhere throughout your proxy statement/prospectus as appropriate to clarify that under the terms of the merger agreement PSQ must secure proceeds from a Permitted Financing in an amount equal to at least $15.0 million on or before May 15, 2023 as reflected in your disclosure under "Termination Fee" on page 133.
         As currently discussed elsewhere in your disclosure, the Permitted Financing available
         PSQ is presented as being permissible rather than necessary to consummate the merger and Business Combination.
Certain Relationships and Related Person Transactions
Colombier
Administrative Support Agreement, page 263

31. Please revise this section to identify the "affiliate of the Sponsor" disclosed in this section as receiving $10,000 per month for office space and this entity's relationship to your officers and directors. In this regard, we note your discussion of Farvahar Capital LLC under the definition of "Administrative Services Agreement" in the "Frequently Used
         Terms" section of your proxy statement/prospectus as well as your CEO's position as
         Founder and CEO of Farvahar Partners.
PSQ Holdings, Inc. (dba PublicSq.)
Report of Independent Registered Public Accounting Firm, page F-26

32. Please amend to include a signed audit report for PSQ Holdings, Inc., as required by
         Rule 2-02 of Regulation S-X.
General

33. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, such as the target, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
         Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, if
 Omeed Malik
Colombier Acquisition Corp.
May 5, 2023
Page 8
      applicable, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose, if applicable, the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680 with any other questions.



                                                           Sincerely,
FirstName LastNameOmeed Malik
                                                           Division of
Corporation Finance
Comapany NameColombier Acquisition Corp.
                                                           Office of Trade &
Services
May 5, 2023 Page 8
cc:       Meredith Laitner
FirstName LastName